Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) July 6, 2021 (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Bank of Marin Bancorp (Nasdaq: BMRC), parent company of Bank of Marin, announced that Chief Executive Officer Russell A. Colombo, President and Chief Operating Officer Tim Myers, Executive Vice President and Chief Financial Officer Tani Girton, and Executive Vice President and Chief Credit Officer Beth Reizman will discuss its financial results for the quarter ended June 30, 2021 in an earnings call via webcast on Monday, July 19, 2021 at 8:30 a.m. PT/ 11:30 a.m. ET. Results will be released before the earnings call on Monday, July 19, 2021. Investors will have the opportunity to listen to the webcast online through Bank of Marin’s website at https://www.bankofmarin.com under “Investor Relations.” To listen to the webcast live, please go to the website at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at the same website location shortly after the call. The Press Release is attached as Exhibit 99.1 and incorporated herein by reference. (d) Exhibits. 99.1 Press release dated July 6, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: July 6, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer

Exhibit 99.1 MEDIA CONTACT: Beth Drummey Marketing & Corporate Communications Manager Bank of Marin 415-763-4529 | bethdrummey@bankofmarin.com Bank of Marin Bancorp to Webcast Q2 Earnings on Monday, July 19 at 8:30 a.m. PT NOVATO, CA - (July 6, 2021) - Bank of Marin Bancorp (Nasdaq: BMRC) will present its second quarter earnings call via webcast on Monday, July 19, 2021 at 8:30 a.m. PT/11:30 a.m. ET. All interested parties are invited to listen to Chief Executive Officer Russell A. Colombo, President and Chief Operating Officer Tim Myers, Executive Vice President and Chief Financial Officer Tani Girton, and Executive Vice President and Chief Credit Officer Beth Reizman, who will discuss the highlights of the Company's fiscal second quarter, which ended June 30, 2021. Investors will have the opportunity to listen to the webcast online through Bank of Marin’s website at https://www.bankofmarin.com under “Investor Relations.” To listen to the webcast live, please go to the website at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at the same website location shortly after the call. About Bank of Marin Bancorp Founded in 1990 and headquartered in Novato, Bank of Marin is the wholly owned subsidiary of Bank of Marin Bancorp (Nasdaq: BMRC). A leading business and community bank in the San Francisco Bay Area, with assets of $3.1 billion as of March 31, 2021, Bank of Marin has 21 branches, and 7 commercial banking offices located across 7 Bay Area counties. Bank of Marin provides commercial banking, personal banking, specialty lending and wealth management and trust services. Specializing in providing legendary service to its customers and investing in its local communities, Bank of Marin has consistently been ranked one of the “Top Corporate Philanthropists" by the San Francisco Business Times and one of the “Best Places to Work” by the North Bay Business Journal. Bank of Marin Bancorp is included in the Russell 2000 Small-Cap Index and Nasdaq ABA Community Bank Index. For more information, go to www.bankofmarin.com. BMRC-ER